14047854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 49711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO FINANCIAL SERVICES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10150 MEANLEY DRIVE, 1ST FLOOR
(No. and Street)

SAN DIEGO (City) CA (State) 92131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

650 TOWN CENTER DRIVE, SUITY 740 (Address) COSTA MESA (City) CA (State) 92626 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DANIEL KILROY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, L.P., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LEANNE S. HOWARD
Commission # 1940341
Notary Public - California
San Diego County
My Comm. Expires Jun 10, 2015

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Partners
CUSO Financial Services, LP
San Diego, CA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by CUSO Financial Services, L.P. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no discrepancies;

2. Compared the revenue amounts reported on the audited financial statements included in Form X-17A-5 with the revenues amount reported in Form SIPC-7 for the year ended December 31, 2013 noting no discrepancies;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no discrepancies;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no discrepancies; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no discrepancies.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Costa Mesa, California
February 24, 2014

CUSO FINANCIAL SERVICES, L.P. 31472

Securities Investor Protection Corp.	SECINV01	2/10/2014	
Invoice No.: CR 021014	Invoice Date: 2/10/2014		14,265.00

14,265.00

UNION BANK, N.A.
SAN DIEGO, CA 92104
16-49/1220

31472

CUSO FINANCIAL SERVICES, L P
10150 MEANLEY DRIVE, 1ST FLOOR
SAN DIEGO, CA 92131

DATE	AMOUNT
2/10/2014	***14,265.00

Fourteen Thousand Two Hundred Sixty-Five and 00/100******

PAY TO THE ORDER OF:

Securities Investor Protection Corporation
805 Fifteenth Street, N.W., Suite 800
Washington, D.C. 20005

AUTHORIZED SIGNATURE

SECURITY FEATURES INCLUDED. DETAILS ON BACK.

⑈031472⑈ ⑆122000496⑆6040004694⑈

CUSO FINANCIAL SERVICES, L.P. 31472

Securities Investor Protection Corporation	SECINV01	2/10/2014	
CR 021014	2/10/2014		14,265.00

14,265.00

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049711 FINRA DEC
CUSO Financial Services, LP
10150 Meanley Drive, 1st Floor
San Diego, CA 92131-3010

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Dan Kilroy 858-530-4419

2. A. General Assessment (item 2e from page 2) $ 21,785

B. Less payment made with SIPC-6 filed (exclude interest) (7,520)
7-29-2013
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 14,265

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 14,265

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14,265

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CUSO Financial Services, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5 day of February, 20 14.

CFO / EVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2013
and ending 12-31-2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 136,303,478
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	104,083,630
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	23,497,266
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $593	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $8,577	
Enter the greater of line (i) or (ii)	8,577
Total deductions	127,589,473
2d. SIPC Net Operating Revenues	$ 8,714,005
2e. General Assessment @ .0025	$ 21,785

(to page 1, line 2.A.)

2/7/2014 6:39 PM

CUSO Financial Services, LP

Statement of Earnings
For The Period Ending December 31, 2013
Unaudited

	Year to Date Actuals	Deducted	Included	Margin Int	
Revenue:					
Commission Revenue					
Mutual Fund Revenue	9,113,235.40	9,113,235			
Mutual Fund Trail Revenue	4,963,721.75	4,963,722			
Unit Investment Trust Revenue	1,200,903.81	1,200,904			
Variable Annuities	42,243,207.03	42,243,207			
Variable Annuities Trails	5,640,388.62	5,640,389			
REIT	3,371,250.46		3,371,250		NA - no pershing revenue
Fixed Annuities	7,700,616.68	7,700,617			
Fixed Annuities Trails	81,008.82	81,009			
Equity Indexed Annuities Revenue	10,426,146.68	10,426,147			
Variable Universal Life	92,156.64	92,157			
Variable Universal Life Trails	14,253.54	14,254			
Other Insurance	1,261,604.08	1,261,604			
Universal Life	702,786.07	702,786			
Insurance MFR	875,210.20	875,210			
Indexed Universal Life	924,372.49	924,372			
Direct Investment Commission Revenue	88,610,862.27				
Precious Metal	945.67		946		
Equities Listed	286,845.60		286,846		
Equities OTC	935,745.76		935,746		
Mutual Fund Clearing Firm Revenue	10,394,769.02	10,394,769			
Mutual Fund Trails Clearing Firm Revenue	8,449,249.62	8,449,250			
Exercised Options Stock	454.86		455		
Corporate Bond Revenue	2,127,649.00		2,127,649		
Government Bond Revenue	201,607.98		201,608		
Municipal Bond Revenue	65,867.77		65,868		
529 Plan Revenue	751,853.40		751,853		
Options	31,596.25		31,596		
General Securities Commission Revenue	23,246,584.93	✓ **104,083,630** 2c(1)		**4,402,566**	**3.62%** use this to allocate other trading revenue
CAM Fees Revenue	1,513,299.78				
Fee Based Trans Third Party	8,169,522.70				
Financial Planning Fee Revenue	18,095.21				
Fee Based Commission Revenue	9,700,917.69	9,700,918		8%	
Reallocated Commission Revenue	-				
Total Commission Revenue	121,558,364.89				
Other Trading Related Revenue					
Clearing Charges Collected	1,886,752.38	1,703,970	182,783		
Customer Account Fees	94,809.40	94,809			paid ot other sipc members - 2c3
Inactive Account Fees	439,733.48	439,733			paid ot other sipc members - 2c3
IRA Maintenance Fee	962,846.75	962,847			paid ot other sipc members - 2c3
Confirm Paper Surcharge Fees	257,458.25	248,134	9,325		
Clearing System Charges	15,949.36	15,372	578		
Assisted Trades	20,355.00	19,618	737		
Trading Profit	302,909.02	-	302,909		
OSJ Revenue	1,435,253.18	1,435,253			pass through
Other Trading Revenue	5,416,066.82				
Total Commission & Trading Revenue	126,974,431.71				
Marketing Revenue					
Marketing Assistance	3,252,226.78				
Meeting Registration Revenue	427,978.34				
Meeting Venue Commission	47,525.68				
Total Marketing Revenue	3,727,730.80	3,727,731			mutual fund / va revenue
Other Revenue					
Compliance Fees	112,622.54	1,000	111,623		
Insur Licensing Upcharge	348.75		349		
Registration Upcharge	68,081.00		68,081		
Insurance Fees	418,184.05	418,184			
Firm Element & CE Upcharge	24,530.00		24,530		
Computer Subscription Fees	1,700,372.03	1,700,372			pass through paid to 3rd party comput
FMC Fees	48,112.65	46,370	1,743		
Miscellaneous Fees	210,403.73	202,783	7,620		
Program Assessment/Management	32,721.81	31,537	1,185		
Industry Assessment/Membership	150,000.00	144,567	5,433		
Administration Fees	212,000.03	204,322	7,678		
Backoffice Service Fee	1,160,613.67	1,160,614			pass through
IBD PiggyBack Services	1,119,156.55	1,119,157			pass through
Gain/ Loss on Investment	1,532.38	1,477	55		
Interest Earned	26,790.61	26,215	575		
FDIC Interest Earned	197,824.92	-	197,825		
Interest on Loan	110,849.44	106,835	4,015		
Margin Interest Earned	21,441.39			21,441	
Investment Income Allocation Gateway Services	(22,039.00)	(22,039)			
Miscellaneous Revenue	7,769.74	7,488	281		
Total Other Revenue	5,601,316.29	**23,497,266** 2c(8)			
Total Revenue	**136,303,478.80** 2a	✓ **127,580,896.81**	**8,701,140.60**	**21,441.39** x 40%	✓ **8,576.56** (9)(ii)
				Int Exp =	592.74 (9)(i)

2a Total Revenue	136,303,479	✓
2c1 Deductions	(104,083,630)	✓
2c8 Deductions	(23,497,266)	✓
9(i) Deduction	-	
9(ii) Deduction	(8,577)	✓
Total Deductions	**(127,589,473)**	✓

2/7/2014 6:39 PM

CUSO Financial Services, LP

Statement of Earnings
For The Period Ending December 31, 2013
Unaudited

	Year to Date Actuals	Deducted	Included	Margin Int
2d SIPC Net Operating Revenue	8,714,005 ✓			
2e General Assessment @ .0025	21,785.01 ✓			
Less payment made	(7,520) ✓			
2A2 Assessment balance due	$ 14,265 ✓			

Expense:

Commission Expense

Mutual Fund Expense	6,383,575.61
Mutual Fund Expense	3,683,474.35
Unit Investment Trust Expense	563,707.77
Variable Annuities Expense	30,325,785.16
Variable Annuities Trails Expense	4,427,248.90
REIT Expense	2,507,851.29
Fixed Annuities Expense	7,168,144.69
Fixed Annuities Trails Expense	66,393.21
Equity Indexed Annuities Expense	8,567,333.36
Variable Universal Life Expense	77,463.68
Variable Universal Life Trails Expense	9,068.07
Insurance Comm Expense	1,029,572.94
Universal Life Expense	560,699.10
Insurance MFR Expense	856,199.89
Indexed Universal Life Expense	793,958.62
Direct Investment Commission Expense	67,020,476.64
Precious Metals Expense	608.28
Equities Listed	87,461.55
Equities OTC	512,620.62
Mutual Fund Clearing Firm Expense	7,366,482.28
Mutual Fund Trails Clearing Firm Expense	6,273,198.21
Exercised Options Stock Expense	255.61
Corporate Bond Expense	1,282,744.49
Government Bond Expense	134,537.10
Municipal Bond Expense	39,691.26
529 Plan Expense	565,495.85
Options Expense	486.80
General Securities & Commission Expense	16,263,582.05
CAM Fees Expense	1,069,779.56
Fee Based Exp Third Party	6,432,166.99
Financial Planning Fee Expense	16,432.81
Fee Based Commission Expense	7,518,379.36
Prog Mgr Comms & Overrides	706,414.26
Rep Comms & Overrides	6,628,372.78
Asst Overrides	123,471.12
Non Employee Rep Comms	2,543,620.25
Payroll Accrual Passthrough	3,268.77
Managed Prog Commission Expense	10,005,147.18
Total Commission Expense	100,807,585.23

Other Trading Related Expense

Clearing Charges	917,400.08
DTCC/NSCC Fee Expense	116,742.04
Customer Account Writeoffs	35,665.43
Statements and Confirm Fees	149,660.60
Clearing System Charges	33,706.42
Trading Errors	19,108.67
Other Trading Expense	1,272,283.24
Total Commission & Trading Expense	102,079,868.47

Employment Expense

Salaries & Wages	7,258,320.10
Overtime Paid	64,929.02
Paid Time Off	589,182.20
EE Commission Paid	137,167.20
Incentive & Bonus Compensation	1,201,537.73
Payroll Tax Expense	614,767.14
Employee Health Insurance	692,138.12
Workers Comp Insurance	27,577.16
Licensing Expense	50,111.08
Profit Sharing	514,617.44
Deferred Bonus Compensation	241,683.60
Benefit Administration Fees	22,195.68
Department Meals	2,468.28
Employee Events	47,193.08
Employee Recruiting	6,426.29
Wellness Program	12,928.87
Employee Enrichment	26,078.55
Mission Morale Expense	8,393.59
Temporary Services	18,766.30
Employment Cost - Home Office	11,536,501.43
Program Manager Wages	904,966.10
Rep Draw	2,558,917.71
Asst Wages	380,870.20
Non Employee Wages	719,638.54
Asst Overtime Exp	2,925.47
Paid Time Off	77,643.78
Payroll Tax Expense	812,926.05

2/7/2014 6:39 PM

CUSO Financial Services, LP

Statement of Earnings
For The Period Ending December 31, 2013
Unaudited

	Year to Date Actuals	Deducted	Included	Margin Int
Non Employee Employment Fee	543,471.22			
Employee Health Insurance	593,584.24			
Payroll Expense Chargebacks	(126,578.43)			
Workers Comp Insurance	31,661.84			
Licensing Expense	166,981.40			
Employee Recruiting	54,858.66			
Employee Enrichment	7,867.08			
Temporary Services	62,291.71			
Contract Services	752,816.91			
Managed Program Rep Costs	7,544,842.48			
Total Employment Expense	19,081,343.91			
Operating Expense				
Building Rent	351,503.48			
Deferred Rent Exp	237,540.34			
Off Site Storage Space	12,361.51			
Off Site Backup Recovery Location	21,958.92			
Utilities	88,018.67			
Building Services	6,190.57			
Moving Expenses	9,498.50			
Building Repairs & Maintenance	16,574.88			
Equip Repairs & Maintenance	30,816.75			
Software & Software Maint/Lic	370,578.17			
Albridge Software Lic Fee	189,214.21			
Quote Expense	141,674.76			
Exchange Fee Expense	7,302.01			
Equipment Rental	15,992.68			
Expendible Equipment	29,265.89			
FF&E Leasing	232,982.88			
Office Supplies	28,464.16			
Kitchen Supplies	19,333.12			
Local & Long Distance Phone Exp	17,210.87			
800 Phone Service	13,161.23			
Conference Call Service	11,626.86			
Cell Phone & Blackberry Expense	9,171.63			
Internet Connection	84,932.89			
Web Page & Domain Expense	32,036.30			
General Postage	15,139.97			
Overnight & Package Delivery	27,034.92			
Other Postage/Delivery	9,492.87			
Printing External	47,877.02			
Copies Internal	9,521.11			
Gifts & Promotional Expense	9,622.90			
Public Relations Expense	88,765.98			
Liability Insurance	72,592.94			
Errors & Omissions Insurance	252,491.96			
Other Insurance	32,093.44			
Registration Fees Corporate	32,771.41			
Rep Training Expense	3,508.18			
Industry Assessment/Membership	14,642.00			
Accounting Services	103,557.31			
Computer Services	2,120,072.65			
Due Diligence Fees	10,000.00			
Other Outside Services	625,651.28			
Legal Consltg	693.00			
Legal Consltg Litigation	79,000.00			
Trademark Expense	4,458.50			
Customer Settlements	23,820.78			
Air Transportation Expense	189,616.11			
Lodging Expense	216,249.06			
Meals Expense	58,787.15			
Entertainment Expense	1,286.00			
Ground Transportation Expense	156,791.95			
Travel Miscellaneous	5,570.25			
Non CFS Conference Expense	56,911.36			
Memberships Subscriptions & Manuals	55,434.55			
Service Charges	21,512.45			
Donations & Contributions	376.00			
Miscellaneous	77.88			
Depreciation Expense	342,044.73			
Loss on Disposal of Assets	2,770.55			
Interest Expense	592.74			
Property Tax Expense	1,628.01			
Taxes Other	865.00			
State Income Tax Expense	122,419.13			
Total Operating Expense	6,793,152.42			
Meeting Expense				
Annual Conference	648,628.16			
Pacesetters Conference	318,979.20			
Regional Meeting	2,911.92			
CEO Conference	69,097.69			
PM Forum/Owners Meeting	28,390.62			
Total Meeting Expense	1,068,007.59			
Total Expense	**129,022,372.39**			
Total Profit/(Loss)	**7,281,106.41**			

CUSO FINANCIAL SERVICES, LP

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2013
TOGETHER WITH INDEPENDENT AUDITOR'S REPORT THEREON

Available for Public Inspection

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

Partners
CUSO Financial Services, LP
San Diego, CA

Report on the Financial Statement

We have audited the accompanying statement of financial condition of CUSO Financial Services, LP, as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement referred to above, based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of CUSO Financial Services, LP as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Crowe Horwath LLP

Crowe Horwath LLP

Costa Mesa, California
February 24, 2014

CUSO FINANCIAL SERVICES, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

		2013
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	24,260,171
Certificates of deposit		1,476,647
Receivables from clearing firm		5,905,043
Other receivables		1,259,657
Due from Affiliates		108,576
Investments		228,652
Notes receivable from related party		150,840
Other assets and deposits		1,209,885
Total current assets		34,599,471
Certificates of deposit		482,218
Deposits with clearing organizations		255,000
Notes receivable from related party		2,274,971
Property and equipment, net		331,159
Total assets	$	37,942,819
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$	894,666
Accrued commissions		8,820,224
Due to affiliate		315,240
Other accrued liabilities		3,691,986
Total liabilities		13,722,116
Commitments and contingencies (Note 6)		
PARTNERS' CAPITAL		24,220,703
Total liabilities and partners' capital	$	37,942,819

NOTE 1- ORGANIZATION

CUSO Financial Services, LP (the "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations as an introducing broker-dealer, clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Partnership's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income and losses of the Partnership flow through to the partners, and the Partnership is not subject to income taxes. Accordingly, no provision for income taxes is reflected in the accompanying financial statement.

The Partnership recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Partnership may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

FASB ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2013, the Partnership does not have a liability for unrecognized tax uncertainties. The Partnership's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2013 the Partnership has no accrued interest or penalties related to uncertain tax positions. The Partnership is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Partnership is no longer subject to income tax examination for years prior to December 31, 2010.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2013, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2013, the Partnership had uninsured cash balances of $22,703,269. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any credit losses from these institutions.

The Partnership maintains accounts at a clearing firm, which is insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000 (including a maximum of $250,000 for claims for uninvested cash awaiting reinvestment). As of December 31, 2013, the Partnership had uninsured cash balances of $ 2,513,341. Management performs periodic evaluations of the relative credit standing of the clearing firm. The Partnership has not sustained any credit losses from this clearing firm.

At December 31, 2013, the Partnership had commission and transaction related receivables of approximately 47%.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Certificates of Deposit

Certificates of deposit are investments that are not debt securities. Certificates of deposit with original maturities greater than three months and remaining maturities less than one year are classified as "certificates of deposit" in current assets. Certificates of deposit with original maturities greater than three months and remaining maturities of greater than one year are classified as "certificates of deposit" in non-current assets.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables from Clearing Firms and Other Receivables

Receivables from clearing firms and other receivables primarily consist of commission and transaction related receivables. The Partnership monitors clearance and settlement of all customer transactions on a daily basis. The allowance for doubtful accounts, if any, is the Partnership's best estimate of the amount of probable credit losses, historical write-off experience, and specific facts.

Investments

The Partnership accounts for its investments in accordance with FASB ASC 323, *Equity Method and Joint Ventures.* Under the equity method, investments are recorded initially at cost. Subsequent adjustments are made through recognition in the statement of operations for the Partnership's share of post-acquisition profits and losses and through recognition in partnership capital for other post-acquisition changes in the investee's net assets. Distributions received reduce the investment account.

As of December 31, 2013 the Partnership's investment consists of a membership interest in an unrelated limited liability company, which is being accounted for under the equity method.

Property and Equipment

It is the Partnership's policy to lease most property and equipment. If the property or equipment is purchased, it is the Partnership's policy to capitalize property and equipment over $1,000. Lesser amounts are expensed as incurred. Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or its useful life. Maintenance costs are considered period costs and are expensed as incurred.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access for assets. (Examples include NYSE, NASDAQ, etc.)

Level 2 - Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement inputs, which contain assumptions by the party valuing those assets. For level 3 inputs, there is no market data or correlations with market assumptions. (Examples include independent valuations of limited partnerships, financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As of December, 31, 2013, the Partnership has certificates of deposit which are accounted for at fair value based upon Level 2 inputs based upon quoted prices for similar instruments in active markets or matrix pricing on a recurring basis. With the exception of the certificates of deposit, there are no liabilities or other assets that are being measured at fair value on a recurring or nonrecurring basis.

NOTE 2- SIGNIFICANT ACCOUNTING POLICIES (continued)

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Partnership believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial Instruments could result in a different fair value measurement at the reporting date.

NOTE 3- PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at December 31:

	2013
Software	$ 941,137
Computers and equipment	707,722
Leasehold improvements	12,235
	1,661,094
Less: Accumulated depreciation and amortization	(1,329,935)
Total property and equipment, net	$ 331,159

NOTE 4 - OTHER ACCRUED LIABILITIES

Other accrued liabilities consist of the following at December 31:

	2013
Employee benefits	$ 3,406,048
FINRA fees payable	242,046
Other	43,892
Total other accrued liabilties	$ 3,691,986

NOTE 5 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Partnership is also subject to the net capital requirements and is required to maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness, whichever is higher. At December 31, 2013, the Partnership had net capital of $16,120,243, which was $15,205,435 in excess of the required minimum net capital of $914,808. At December 31, 2013, the Partnership's ratio of aggregate indebtedness to net capital was 0.85 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Partnership is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Lease Commitments

Effective January 1, 2013, the Partnership entered into a new lease with a related party, Double Black Diamond Properties, LLC ("DBDP"), for a new facility that expires December 31, 2028. The Partnership generally pays taxes, insurance, and maintenance expenses related to the leased facilities.

Future minimum facility lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31,	Total
2014	613,110
2015	629,160
2016	648,420
2017	667,680
2018	686,940
Thereafter	8,132,570
Total	$ 11,377,880

Additionally, the Partnership began leasing furniture, fixtures and equipment from DBDP in 2013.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Future minimum furniture, fixtures and equipment lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31,	Total
2014	233,243
2015	137,488
2016	121,478
2017	73,422
2018	3,318
Thereafter	7,655
Total	$ 576,604

Litigation

The Partnership is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Partnership's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities. In addition, the Partnership, along with other industry participants, is subject to risks related to litigation and settlements arising from market events.

In the opinion of the Partnership's management, based on current available information, review with outside legal counsel, insurance coverage and consideration of $90,887 accrued liabilities in the accompanying financial statements with respect to these matters, ultimate resolution of pending legal matters will not have a material adverse impact on the financial position or results of operations of the Partnership. However, no assurance can be given that future legal proceedings would not have an adverse effect on the Partnership's business, results of operations, cash flows or financial condition.

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system. Under the terms of this agreement, the Partnership pays costs pertaining to upgrades and modifications in addition to specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

NOTE 6 - COMMITMENTS AND CONTINGENCIES (continued)

Clearing Relationship

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. However, the Company believes that the exposure is not material and it is unlikely it will have to make material payments under these arrangements. Also, it has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 7 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the General Partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The Partnership first, then the limited partners and finally, the General Partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

NOTE 8 - RELATED PARTY TRANSACTIONS

Expense Agreement

The Partnership has an expense agreement with the General Partner, which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2013, the Partnership owed the General Partner $315,240. This amount was included within due to affiliate on the statement of financial condition as the repayment did not result in the Partnership falling below 120% of its minimum net capital requirement and the Partnership intended to pay this amount at year end.

As of December 31, 2013, intercompany receivable with SPF was $108,576 and was included within due from affiliates on the accompanying statements of financial condition.

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

Notes Receivable

During September 2012, the Partnership loaned a total of $2,500,000 to two officers of the General Partner. The unsecured loans bear interest at 4.50% per annum, require an annual payment including principal and interest and have a term of 16 years. As of December 31, 2013 the balance of these loans amounted to $2,425,811.

NOTE 10 - DEFERRED COMPENSATION BONUS AGREEMENT

On January 1, 2005, the Partnership created a deferred compensation bonus agreement ("Bonus") to reward long-term employees for their long-term dedication and as a competitive edge over other firms. Under this agreement, the Bonus would be paid out only if the employee severs employment due to normal retirement, voluntary resignation, termination without cause, death, or an asset sale of the Partnership. As of December 31, 2013 the balance for the deferred compensation bonus agreement was $237,352 and is included in other accrued liabilities.